1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

September 7, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director,
Office of Information Technologies and Services

RE:	Fig Publishing, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed August 11, 2016
File No. 024-10507

Dear Ms. Jacobs:

On behalf of Fig Publishing, Inc. (the “Company”), as I have discussed with Ivan Griswold of your office, I attach a second revision of the Company’s Amendment No. 3 to Offering Statement on Form 1-A through the end of the Summary section, intended to respond generally to the principal comments in SEC’s recent comment letter on Amendment No. 3. The attached is in clean form and blacklined against the last-filed 1-A, to show changes that introduce a dividend for securities holders of 30% of the Fig revenue share. We look forward to any comments the Staff may provide on the attached (recognizing that we may receive no comments). We remain grateful to the Staff for its efforts to accommodate the Company’s timing needs within the context of the ongoing 1-A review.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

Attachments (2)

Cc:	Justin Bailey, Fig Publishing, Inc.
Ivan Griswold, U.S. Securities and Exchange Commission

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

Preliminary Offering Circular	Subject to Completion, Dated September [__], 2016

Fig Publishing, Inc.

Up to 6,000 Fig Game Shares – PSY2

$500.00 per Share

This Regulation A, Tier 2 offering is for shares of a particular series of non-voting preferred stock, par value $0.0001 per share, of Fig Publishing, Inc., a Delaware corporation (“we”, the “Company” or “Fig”). We call this series “Fig Game Shares – PSY2”. We are offering a maximum of 6,000 Fig Game Shares – PSY2 at $500.00 per Share, on a best efforts basis. This offering is being conducted to raise money for our general operations and working capital needs.

Fig Game Shares – PSY2 are shares of capital stock of Fig with no voting rights, which are designed to reflect the economic performance of a particular video game co-publishing license agreement that we have entered into with a third-party video game developer, Double Fine Productions, Inc. (“Double Fine”). Under this license agreement (as amended and restated, the “Psychonauts 2 License Agreement”), we will co-publish the video game Psychonauts 2, being developed by Double Fine. Provided Psychonauts 2 is successfully developed and published, Fig will receive sales receipts from Psychonauts 2 pursuant to the Psychonauts 2 License Agreement and will share those receipts among (1) Double Fine, (2) Fig and (3) the holders of Fig Game Shares – PSY2. The share paid to Fig Game Shares – PSY2 holders will be 30% of Fig’s share, and will be paid in the form of dividends. Our directors in their discretion may from time to time pay more than 30% of Fig’s share Fig Game Shares – PSY2 holders, if in their view business conditions permit it. The total amount available for dividends will depend on the amount of receipts we receive from sales of Psychonauts 2 and the amount of funds we provide to Double Fine for the development of Psychonauts 2. In addition, dividends could always be suspended or reduced if required by law. See “Our Dividend Policy”. An investment in our Fig Game Shares – PSY2 is not an investment in any game, game developer or license agreement. Proceeds from this offering may be used to fund the development of other games, as well as other expenditures not related to Psychonauts 2.

There is no trading market for Fig Game Shares – PSY2 and we do not expect one to develop, in part because we have imposed certain transfer restrictions on these shares. As a result, investors should be prepared to retain their Fig Game Shares – PSY2 for as long as these shares remain outstanding, and should not expect to benefit from any share price appreciation. The principal economic benefit of holding Fig Game Shares – PSY2 is expected to be the receipt of dividends on the basis described above.

Fig Game Shares – PSY2 will be available for purchase exclusively on Fig.co. Fig Game Shares – PSY2 will be issued in book-entry electronic form only. FundAmerica Stock Transfer, LLC is the transfer agent and registrant for Fig Game Shares – PSY2. Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

These are speculative securities. Investing in them involves significant risks. You should invest in them only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 6.

	Number of Shares	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Fig (2)
Per Share	1	$500	$0.00	$500
Total Maximum	6,000	$3,000,000	$0.00	$3,000,000

(1)	The Company does not intend to use commissioned sales agents or underwriters. The securities being offered hereby will be offered only by us and by persons associated with us in reliance upon the exemption from registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934.

(2)	Does not reflect the deduction of expenses of the offering, which we estimate will be approximately $600,000. Offering expenses will be paid by Fig’s parent, Loose Tooth Industries, Inc. (our “Parent”), pursuant to the Cost Sharing Agreement, as described herein. See “Plan of Distribution” and “Our Business – Cost Sharing Agreement with Our Parent”.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

Fig Publishing, Inc.

599 Third St. Suite 211

San Francisco, CA 94107

(415) 689-5789

Fig.co

Information contained on Fig.co is not incorporated by reference into this offering circular, and you should not consider information contained on Fig.co to be part of this offering circular.

The date of this offering circular is __________, 2016

SUMMARY	1
RISK FACTORS	6
USE OF PROCEEDS	23
DILUTION	23
CAPITALIZATION	24
OUR BUSINESS	25
GAMES ALREADY LICENSED	40
THE CURRENT GAME AND THE DEVELOPER	41
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	50
DIRECTORS, EXECUTIVE OFFICERS AND OTHER SIGNIFICANT INDIVIDUALS	53
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	57
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	58
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	59
OUR DIVIDEND POLICY	60
DESCRIPTION OF COMPANY SECURITIES	62
PLAN OF DISTRIBUTION	65
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	69
INDEX TO FINANCIAL STATEMENTS	F-1

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this offering circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

Throughout this offering circular, unless the context requires otherwise, references to “Fig Game Shares” include all of the separate series of non-voting preferred stock, par value $0.0001 per share, that we have outstanding as of the date of this offering circular, with each series reflecting the economic performance of a different, particular video game co-publishing license agreement that we have entered into with a third-party video game developer. In addition, unless the context requires otherwise, references to the “Shares” refer only to the particular series of Fig Game Shares being offered pursuant to this offering circular.

Some of the statements in this offering circular constitute forward-looking statements. These statements relate to future events or our future financial performance, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “will,” and similar words or phrases or the negative or other variations thereof or comparable terminology. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this offering circular, including in “Risk Factors” and elsewhere, identify important factors that you should consider in evaluating our forward-looking statements. These which factors include, among other things:

●	National, international and local economic and business conditions that could affect our business;

●	Markets for our products and services;

●	Our cash flows;

●	Our operating performance;

●	Our financing activities;

●	Our tax status;

●	Industry developments affecting our business, financial condition and results of operations;

●	Our ability to compete effectively; and

●	Governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this offering circular or otherwise make public statements in order to update our forward-looking statements beyond the date of this offering circular.

SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read all the information contained in this offering circular, including, but not limited to, the “Risk Factors” section.

Our Business

Overview

Fig is a community powered publisher of video games. Fig’s business is to identify, license, contribute funds to the development of, market, arrange distribution for, and earn receipts from sales of video games developed by third-party video game developers with whom we enter into license agreements to publish those games. We search for new games and game ideas with the potential to generate significant earnings with the help of our publishing model.

We are evolving the video game publishing model in a number of key ways:

●	Crowdfunding Campaigns

●	Focused Curation

●	Fig Game Shares

●	Preservation of Developers’ Intellectual Property Ownership

We believe that involving the community of gamers and fans in our game publishing will result in games that are more aligned with consumer demand, more creatively innovative and more commercially successful. See “Our Business – Overview”.

To date, the Company has entered into a number of video game co-publishing license agreements with game developers. See the section of this offering circular entitled “Games Already Licensed”. The particular game to which the Fig Game Shares in this offering relate is described in the section entitled “The Current Game and the Developer”.

Market Opportunity

Our goal is to provide game developers and game fans a more balanced and sustainable approach to game publishing. We aspire to provide a publishing solution that retains the best, and discards the worst, of traditional publishing and self-publishing with rewards-only crowdfunding. Based on our industry experience, traditional publishing arrangements and rewards-only crowdfunding each have limitations that make it difficult for developers to both maintain their intellectual property rights while raising enough funds to develop their game.

In traditional publishing arrangements, particularly with large video game publishers, publishers provide funding to developers in exchange for the intellectual property rights to the developer’s game, including distribution rights and rights to sequel games and other derivative works. The developer is paid a royalty, which can be disproportionately favorable to the publisher. In the principal alternative to traditional publishing arrangements that has so far been attempted – namely, rewards-only crowdfunding – developers have found it difficult to raise enough money to meet an entire game development budget and additionally finance post-development marketing and distribution efforts.

Our publishing model is an alternative to both these models and is intended to bridge the gap between traditional publishing models and self-publishing through rewards-only crowdfunding.

Key Aspects of Our Business

Identification

We consider and evaluate games being developed for any game-playing platform and technology and in any genre. We believe that we have extensive video game industry contacts through which we may access developers and games that meet our criteria. Prior to entering into a license agreement to publish a particular game, we evaluate the game and the developer to determine whether, in our opinion, the game is likely to be successfully developed and become a commercial success. In making this determination, we focus on a particular set of factors, as set forth in “Our Business – Key Aspects of Our Business – Identification”.

In order to help us gather the information we need and want to make a decision as to whether to seek to publish a game, we present the developer of each game we may publish with a due diligence questionnaire, the form of which is an exhibit to the offering statement in which this offering circular has been filed with the SEC. The information received in response to the questionnaire is part of what we consider in deciding whether to seek to publish the game.

Licensing

It is our intention that each video game co-publishing license agreement we enter into be based on a template license agreement that acts as a standard baseline. The material terms of our baseline license agreement are set forth in the section entitled “Our Business – Key Aspects of Our Business – Licensing”. Generally, only certain terms of the baseline license agreement will be subject to negotiation with each developer. Please refer to the section entitled “The Current Game and the Developer” for the terms of the license agreement that have been agreed with the developer of the particular game to which the Fig Game Shares in this offering relate, as well as a description of the ways in which that license agreement may deviate from the baseline terms.

Crowdfunding Campaigns

As part of our process of deciding which games to publish, we host crowdfunding campaigns on our Parent’s website, Fig.co. These crowdfunding campaigns allow third-party developers to raise funds for their games, and they allow us to gauge interest in an offering of Fig Game Shares that would reflect our economic returns as a publisher of the game. A crowdfunding campaign must be successful, in our view, before we will greenlight our publishing of a game. If the crowdfunding campaign is not successful, the license agreement will terminate. If it is successful, the license agreement will continue, we will begin providing the developer with the Fig Funds (as defined in the section titled “Our Business – Key Aspects of Our Business – Licensing”) and the developer will proceed with developing the game and delivering it pursuant to the terms of the license agreement, so that we may publish it as we have planned.

For a description of how the crowdfunding campaign for the game associated with the Fig Game Shares being offered in this offering may have differed, or may in the future differ, from this standard model, see “The Current Game and the Developer”.

Rewards Portion of a Crowdfunding Campaign

Fig believes that the rewards portion of a crowdfunding campaign helps rally the gamer community to provide financial support for the development of a game through the pre-purchase of rewards. Backers pledge to pay the developer a certain amount of money in order to receive their rewards bundle of choice.

Fig Game Shares Portion of a Crowdfunding Campaign

We expect all of our crowdfunding campaigns to include an offering of Fig securities – namely, the particular series of Fig Game Shares that relates to the game that is the subject of the crowdfunding campaign. Provided that the game is successfully developed and published, Fig will receive sales receipts from the game pursuant to our license agreement for the game and will share those receipts among (1) the game developer, (2) Fig and (3) the holders of the related Fig Game Shares. The share paid to Fig Game Shares holders will be a set percentage of Fig’s share, and will be paid in the form of dividends. Our directors in their discretion may from time to time pay more than the set percentage of Fig’s share to holders of those Fig Game Shares, if in their view business conditions permit it. The total amount available for dividends will depend on the amount of receipts we receive from sales of the game and, we expect, the amount of funds we provide to the developer for the development of the game. In addition, dividends could always be suspended or reduced if required by law. See “Our Dividend Policy”. For a further description of our Fig Game Shares and of how sales receipts from a particular game will be allocated and how dividends will be determined, see “— Fig Game Shares”, below.

Publishing Services

If the crowdfunding campaign meets its goal, and the other conditions to the license agreement are met, we will publish the game. Our publishing services include:

●

The Fig Funds, which will be disbursed periodically to the developer of the game pursuant to an agreed-upon schedule that reflects the development timeline and objectives for the publishing of the game;

●	Community building;

●	Marketing;

●	Distribution; and

●	Providing advice and consultation services to developers.

Business Development

We support developers in business development activities to pursue commercial and strategic partnerships with other companies in the game industry, including hardware manufacturers, peripheral makers, platforms, advertisers and technology providers.

Fig Game Shares

Overview

As described above, we expect all of our crowdfunding campaigns to include an offering of the particular series of Fig Game Shares that relates to the game that is the subject of the crowdfunding campaign. Provided that the game is successfully developed and published, Fig will receive sales receipts from the game pursuant to our license agreement for the game, and will pay some of those receipts to holders of the related Fig Game Shares in the form of dividends, which are subject to a mandated minimum dividend payment amount. The precise amount of dividends will depend on how we allocate those sales receipts among the developer, Fig and the holders of those Fig Game Shares, and on the operation of our dividend policy, as further described below.

Allocation of Sales Receipts and Determination of Dividends

Amounts received by Fig from the sales of a particular game will be shared among (1) the game developer, (2) Fig and (3) the holders of the related Fig Game Shares. That sharing will be determined using the allocation and dividend formula set forth below. The starting amount, in the first column of the table, is the price paid for the game by a consumer in a typical sales transaction in which, pursuant to Fig’s license agreement for the game, all of that sales amount, minus the distributor’s fee, is due to Fig:

Game sales price	–	distributor’s fee	=	gross receipts to Fig
	–	Fig Service Fee	=	adjusted gross receipts
	–	developer’s revenue share	=	Fig revenue share
			x	a set percentage
			=	Dividends to Fig Game Share holders

The amount in the second column labeled Fig Service Fee is a percentage of the gross receipts that Fig shall keep as compensation for its publishing services. The dividend amount, in the lower right-hand corner of the table, will depend on the amount of receipts we receive from sales of the game and, we expect, the amount of funds we provide to the developer for the development of the game. In addition, dividends could always be suspended or reduced if required by law. See “Our Dividend Policy”.

A version of this table, incorporating what we believe to be typical numbers for a typical game we would publish, is set forth in “Our Business – Key Aspects of Our Business – Crowdfunding Campaigns – Fig Game Shares Portion of a Crowdfunding Campaign”. Another version of this table, incorporating the applicable numbers for the particular series of Fig Game Shares being offered in this offering, is set forth in summary form below in “— The Offering” and in greater detail in the separate section entitled “The Current Game and the Developer”.

The application of the allocation and dividend formula set forth above to sales receipts received by Fig will be undertaken on an ongoing basis by Fig’s accounting staff; the records generated in that allocation process will be part of Fig’s accounting records and subject to Fig’s internal accounting controls; and Fig will publicly disclose, in its annual and semi-annual reports filed with the SEC, a table containing the information set forth above for each of its licensed games. See the table setting forth such information as of March 31, 2016 in this offering circular under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Accounting for a Particular Game’s Sales”. However, Fig does not plan to have its allocation and dividend process subject to a targeted audit. Fig expects to have its financial statements audited on an annual basis by its independent registered public accounting firm, and in the course of such audits Fig would expect that its auditors, applying their standard procedures, may on occasion examine aspects of Fig’s allocation and dividend process. But Fig Game Share holders should not expect Fig to undertake more rigorous outside checking of that process, and there can be no assurance that there will not be errors in that process, which could reduce Fig’s revenue share from a particular game, or the dividends available to holders of the related series of Fig Game Shares, or both.

Other Key Aspects of Fig Game Shares

The proceeds of all of our multiple, separate series of Fig Game Shares, including the Shares offered in this offering, go into our general account, and will be used to support Fig’s operations and business activities generally. The Fig Game Shares that investors receive will all be, regardless of the series of Fig Game Shares, capital stock of Fig without any rights to vote on any matters relating to the Company, the Fig Game Shares or otherwise. See “Description of Company Securities”. Our different series of Fig Game Shares will differ from each other in that each series will pay holders of those securities dividends based on Fig’s revenue share from a different, particular game.

An investment in our Fig Game Shares is not an investment in any game, game developer or license agreement. Proceeds from the offering of a particular series of Fig Game Shares may be used to fund the development of games other than the game with which that series of Fig Game Shares is associated, as well as other expenditures not related to the game with which that series of Fig Game Shares is associated.

The Offering

Issuer	Fig Publishing, Inc.

Securities	A maximum of 6,000 shares of a series of non-voting preferred stock, par value $0.0001 per share, which we call our “Fig Game Shares – PSY2”. Fig Game Shares – PSY2 are shares of capital stock of Fig with no voting rights, which are designed to reflect the economic performance of a particular video game co-publishing license agreement that we have entered into with a third-party video game developer, Double Fine. Under this license agreement (as amended and restated, the “Psychonauts 2 License Agreement”), we will co-publish the video game Psychonauts 2, being developed by Double Fine. Provided Psychonauts 2 is successfully developed and published, Fig will receive sales receipts from Psychonauts 2 pursuant to the Psychonauts 2 License Agreement and will share those receipts among (1) Double Fine, (2) Fig and (3) the holders of Fig Game Shares – PSY2, for the holders of Fig Game Shares – PSY2 in the form of dividends. See “Our Dividend Policy”.

Price per Share	$500.00

Offering Type	Regulation A, Tier 2 offering of shares, being made by the Company on a best efforts basis.

Offering Proceeds	We expect to raise up to a maximum of $3,000,000 of proceeds from the sale of the Fig Game Shares – PSY2 offered in this offering, assuming the sale of 6,000 of these shares at an offering price of $500.00 per share. Fig will receive all proceeds raised. Offering expenses, which we estimate will be approximately $600,000, will be paid by Fig’s parent, Loose Tooth Industries, Inc., pursuant to the Cost Sharing Agreement, as described herein. See “Plan of Distribution” and “Our Business – Cost Sharing Agreement with Our Parent”.

Use of Proceeds	This offering is being conducted to raise money for our general operations and working capital needs. We expect to spend such funds on:

●	The development of multiple games that we have agreed to publish under various co-publishing license agreements (presumably, but not necessarily, including the game whose potential sales receipts will underlie any dividends that may be declared on the Fig Game Shares being offered in this offering);

●	Marketing and other publishing efforts in support of the multiple games we are publishing;

●	Outreach to find new games that we would consider publishing; and

●	Other general activities and operations.

There can be no assurance as to total amount of proceeds we will ultimately raise in this offering. Given the current, early stage of our business, in which we have entered into licenses to publish video games that are still being developed, we expect to spend most of any proceeds raised to support the development of such games; a lesser amount on identifying new games to publish; and an amount on game marketing and other publishing efforts that will be low at first but will increase as more of our licensed games approach the completion of their development stages. Whether we raise the maximum amount in this offering, or less, we expect to pursue this same use of proceeds at proportional levels of spending.

See “Use of Proceeds”.

Allocation of Sales Receipts and Determination of Dividends

Fig Game Shares – PSY2 are designed to reflect the economic performance of the Psychonauts 2 License Agreement, which we have entered into with Double Fine, the developer of Psychonauts 2. Under the Psychonauts 2 License Agreement, we will co-publish Psychonauts 2. Provided Psychonauts 2 is successfully developed and published, Fig will receive sales receipts from Psychonauts 2 pursuant to the Psychonauts 2 License Agreement and will share those receipts among (1) Double Fine, (2) Fig and (3) the holders of Fig Game Shares – PSY2. The share paid to Fig Game Shares – PSY2 holders will be 30% of Fig’s share, and will be paid in the form of dividends. Our directors in their discretion may from time to time pay more than 30% of Fig’s share Fig Game Shares – PSY2 holders, if in their view business conditions permit it. The total amount available for dividends will depend on the amount of receipts we receive from sales of Psychonauts 2 and the amount of funds we provide to Double Fine for the development of Psychonauts 2. In addition, dividends could always be suspended or reduced if required by law.

The sharing of Psychonauts 2 sales receipts will be determined using the allocation and dividend formula illustrated in the table below. The starting amount, in the first column of the table, is the price we expect a consumer will pay for one copy of the game, once the game is launched, in a typical sales transaction in which, pursuant to Fig’s license agreement for the game, all of that sales amount, minus the distributor’s fee, is due to Fig. The table below embodies a number of assumptions, and is presented for illustrative purposes only. Although we believe the assumptions represent fair estimates of how the sharing of Psychonauts 2 sales receipts will work, there can be no assurance that any one or more of these assumptions will in fact apply, and in particular there can be no assurance that Psychonauts 2 will be successfully developed, published and sold and will generate sales receipts for Fig that are sufficient to pay Double Fine, Fig and holders of Fig Game Shares – PSY2 as contemplated below. See “The Current Game and the Developer – Fig Game Shares – PSY2 – Anticipated Allocation of Sales Receipts from Psychonauts 2” for a discussion of the assumptions embodied in the table below, including, among other things, in regard to the game sales price and Double Fine’s revenue share (which will be higher or lower depending on the amount of money Fig provides to Double Fine for the development of Psychonauts 2, and which will also decrease if the aggregate adjusted gross receipts from Psychonauts 2 cross a defined sales threshold of $13.3 million):

$60.00 Game sales price	–	$18.00 distributor’s fee	=	$42.00 gross receipts to Fig
	–	0.04 Fig Service Fee	=	41.96 adjusted gross receipts
	–	36.30 developer’s revenue share	=	5.66 Fig revenue share
			x	30% a set percentage
			=	$1.70 Dividends to Fig Game Shares – PYS2 holders

Our directors in their discretion may from time to time pay more than 30% of Fig’s share Fig Game Shares – PSY2 holders, if in their view business conditions permit it. In addition, dividends to Fig Game Shares – PSY2 holders may decrease or increase, depending on the amount of money Fig provides to Double Fine for the development of Psychonauts 2, and will also decrease if the aggregate adjusted gross receipts from Psychonauts 2 cross a defined sales threshold of $13.3 million. The table below illustrates the effects each of these variables could have on Fig’s revenue share:

	If the amount Fig provides to Double Fine for Psychonauts 2 is:
	$1,800,000		$600,000	$3,000,000
Until $13,333,333 in Adjusted Gross Receipts:
Dividends to Fig Game Shares – PYS2 holders	$1.70	*	$0.57	$2.83
After $13,333,333 in Adjusted Gross Receipts:
Dividends to Fig Game Shares – PYS2 holders	$0.68		$0.23	$1.13

*   Used as the example in the prior table.

Fig expects that dividends declared on Fig Game Shares – PSY2 will be paid every six months, after such time (if ever) as Psychonauts 2 is successfully developed and published Fig begins to receive Psychonauts 2 sales receipts.

See “Our Dividend Policy”.

Where to Buy

Fig Game Shares – PSY2 will be available for purchase exclusively on Fig.co. These Fig Game Shares will be issued in book-entry electronic form only. FundAmerica Stock Transfer, LLC is the transfer agent and registrant for Fig Game Shares – PSY2.

The Company does not intend to use commissioned sales agents or underwriters. The securities being offered hereby will be offered only by us and by persons associated with us in reliance upon the exemption from registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934.See “Plan of Distribution”.

Limitations on Your Investment Amount

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A, which states:

“In a Tier 2 offering of securities that are not listed on a registered national securities exchange upon qualification, unless the purchaser is either an accredited investor (as defined in Rule 501 (§230.501)) or the aggregate purchase price to be paid by the purchaser for the securities (including the actual or maximum estimated conversion, exercise, or exchange price for any underlying securities that have been qualified) is no more than ten percent (10%) of the greater of such purchaser's:

(1) Annual income or net worth if a natural person (with annual income and net worth for such natural person purchasers determined as provided in Rule 501 (§230.501)); or

(2) Revenue or net assets for such purchaser's most recently completed fiscal year end if a non-natural person”.

For general information on investing, we encourage you to refer to www.investor.gov.

No Trading Market; Transfer Restrictions	There is no trading market for Fig Game Shares – PSY2 and we do not expect one to develop, in part because we have imposed certain transfer restrictions on these shares. As a result, investors should be prepared to retain their Fig Game Shares – PSY2 for as long as these shares remain outstanding, and should not expect to benefit from any share price appreciation. The principal economic benefit of holding Fig Game Shares – PSY2 is expected to be the opportunity to receive dividends based on sales of Psychonauts 2, as described above, and there are no mandated minimum dividend payment amounts. See “Description of Company Securities”.

No Voting Rights	Holders of Fig Game Shares – PSY2 are not entitled to vote on any matters, including, but not limited to, any matters relating to the development of Psychonauts 2. See “Description of Company Securities”.

Characterization of Fig Game Shares as “Preferred”	We characterize our Fig Game Shares as “preferred” stock because, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of each separate series of Fig Game Shares shall have a preference over holders of other securities of the Company in the receipt of (x) all dividends and other distributions declared on such series of Fig Game Shares by the Company’s Board of Directors but not yet paid, plus (y) an amount equal to the value of the total assets of the corresponding Game Shares Asset (as defined in “Description of Company Securities – Preferred Stock – Liquidation, Dissolution, etc.”) less the total liabilities of such Game Shares Asset, in each case ratably in proportion to the number of shares of such series of Fig Game Shares held by them. However, in such event such holders shall not be entitled to any additional amounts. As a result, in the event of a Company liquidation or similar occurrence, the holders of a particular series of Fig Game Shares will have preferred rights over specific declared dividend amounts and related assets and liabilities, but no rights in respect of other assets of the Company, and no rights in respect of Company assets generally. See “Description of Company Securities – Preferred Stock – Liquidation, Dissolution, etc.”

Certain U.S. Federal Income Tax Considerations	Fig Game Shares – PSY2 should be treated as stock of our Company for U.S. federal income tax purposes. There are, however, no court decisions or other authorities directly bearing on the tax effects of the issuance and classification of stock with the features of Fig Game Shares – PSY2, so the matter is not free from doubt. In addition, the Internal Revenue Service has announced that it will not issue advance rulings on the classification of an instrument with characteristics similar to those of the Fig Game Shares – PSY2. Accordingly, no assurance can be given that the views expressed in this paragraph, if contested, would be sustained by a court. In addition, it is possible that the Internal Revenue Service could successfully assert that the issuance of Fig Game Shares – PSY2 could be taxable to us. Please see “Certain U.S. Federal Income Tax Considerations”. Before deciding whether to invest in Fig Game Shares – PSY2, you should consult your tax advisor regarding possible tax consequences.

Risk Factors	These are speculative securities. Investing in them involves significant risks. You should invest in them only if you can afford a complete loss of your investment. See “Risk Factors”.

~~(~~*Game sales price*~~)~~	fee~~)~~	
	– **0.04** ~~(~~Fig Service Fee~~)~~	= **41.96** ~~(Adjusted~~adjusted gross receipts~~)~~
	– **36.30** ~~(Developer~~developer's revenue share~~)~~	= **5.66** ~~(~~Fig revenue share~~)~~
	~~– **0.57** (Fig game-specific expenses)~~	~~= **5.09** (Adjusted Fig revenue share)~~
	~~x **1.00** (Game Shares Funding Percentage)~~	~~=~~x ~~**5.09**~~**30%** ~~(Game Shares Attributed Income)~~a set percentage
	~~– **0.28** (Fig non-game specific expenses)~~	= **$** ~~**4.81**~~**1.70** ~~(*Adjusted*~~***Dividends to Fig Game Shares*** ~~*Attributed Income)*~~ ***– PYS2 holders***

~~The final amount in the third column, *Adjusted Game Shares Attributed Income*, is the amount from which our directors can, in their discretion, declare dividends to holders of Fig Game Shares – PSY2, subject to any legal limitations on the amounts we can dividend. See "Our Dividend Policy". Note that this $4.81 amount can go down, or up~~Our directors in their discretion may from time to time pay more than 30% of Fig's share Fig Game Shares – PSY2 holders, if in their view business conditions permit it. In addition, dividends to Fig Game Shares – PSY2 holders may decrease or increase, depending on the amount of money Fig provides to Double Fine for the development of *Psychonauts 2*, and will also decrease if ~~*Psychonauts 2* Adjusted~~the aggregate adjusted gross receipts from *Psychonauts 2* cross a defined sales threshold of $13.3 million. The table below illustrates the effects each of these variables ~~can have on Adjusted Game Shares Attributed Income, and therefore on the amount from which our directors could, in their discretion, declare dividends to holders of Fig Game Shares – PSY2~~could have on Fig's revenue share:

	If the amount Fig provides to Double Fine for *Psychonauts 2* is:		
	$1,800,000	**$600,000**	**$3,000,000**
Until $13,333,333 in Adjusted Gross Receipts:			
~~Adjusted~~Dividends to Fig Game Shares ~~Attributed Income~~– PYS2 holders	$~~4.81~~1.70 *	$~~1.61~~0.57	$~~8.03~~2.83
After $13,333,333 in Adjusted Gross Receipts:			
~~Adjusted~~Dividends to Fig Game Shares ~~Attributed Income~~– PYS2 holders	$~~1.93~~0.68	$~~0.64~~0.23	$~~3.21~~1.13

* Used as the example in the prior table.

Fig expects that dividends declared on Fig Game Shares – PSY2 will be paid every six months, after such time (if ever) as *Psychonauts 2* is successfully developed and published Fig begins to receive *Psychonauts 2* sales receipts~~. However, there is no minimum semi-annual, annual or other dividend requirement. If the amount that would otherwise be distributed as a divided is a minimal amount, the Board may choose to retain such amount and combine it with later dividends. Nevertheless, because there are no mandated minimum dividend payments, the Board need not accrue unpaid dividend amounts for future payment~~.

See "Our Dividend Policy".

Where to Buy

{00460651.DOCX.~~1~~4}

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Input:	
Document 1 ID	file://\\ny3fs1\wdox\EGSDOCS\14743\002\~VER\1\00460651.DOCX
Description	00460651
Document 2 ID	file://\\ny3fs1\wdox\EGSDOCS\14743\002\00460651.DOCX
Description	00460651
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